BB

[redacted]

06003670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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MR 3/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48109

SEC MAIL RECEIVED PROCESSING
FEB 2 8 2006
WASHINGTON DC 153 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Osprey Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Riverside Avenue
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Rebold — 203-226-7432 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 4/20

OATH OR AFFIRMATION

I, Matt Rebold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osprey Partners, LLC, as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

My Commission Expires 1/31/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Osprey Partners, LLC

We have audited the accompanying statement of financial condition of Osprey Partners, LLC, (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Osprey Partners, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2006

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 122,640
Fees receivable	5,134,639
Investment in non-marketable securities	75,270
Other assets	6,250
TOTAL ASSETS	$ 5,338,799

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 6,493
MEMBERS' EQUITY	5,332,306
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,338,799

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Osprey Partners, LLC (the Company) was organized in the State of Connecticut in December 1994 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1995. The Company was organized primarily to provide marketing services under written contracts with investment management organizations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Investments in non-marketable securities are carried at historical cost, less any valuation allowance deemed necessary by management.

3. REVENUE CONCENTRATION

The Company provides marketing services for investment management organizations. One customer generated a significant portion of the Fee Income reported in the Statement of Operations in 2005.

The revenue concentration is summarized as follows:

Total Fee Income	$6,260,362
Concentrated Revenue	5,918,794
Percentage of Total Fee Income	95%

4. RELATED PARTY

For the year ended December 31, 2005, the Company paid Osprey Management, LLC, a company owned by the members of this Company, a fee of $231,169. As of December 31, 2005, there was no additional amount due from the Company to Osprey Management, LLC.

5. PENSION PLAN

The Company has a noncontributory money purchase pension plan for all eligible employees, in which it will contribute on behalf of its employees, an amount equal to 10% of their compensation. Plan assets consist of certificates of deposit and money market funds.

Additionally, the Company has a profit-sharing plan covering substantially all qualified employees. Contributions to the plan are determined annually by the members of Company. Contributions to the plan for the year ended December 31, 2005 were $42,000.

6. COMMITMENT

The Company rents office space in Connecticut under a lease agreement, which expires during 2006. Minimum future lease payments, exclusive of required payments for increases in real estate tax are $12,000 for the year ended December 31, 2005.

7. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $116,147 which exceeded the minimum requirement of $5,000 by $111,147. The Company's ratio of aggregate indebtedness to net capital ratio was 5.59% to 1.

10. SUBSEQUENT EVENT

Anticipated member withdrawals within the next 6 months are estimated to be approximately $5,000,000. The Company will submit written notice regarding this matter to the Securities and Exchange Commission, and the National Association of Broker Dealers in accordance with rule 15c3-1(e)(1)(i).